UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.*

OMB APPROVAL	
OMB Number:	3235-0101
Expires:	December 31, 2009
Estimated average burden hours per response. 2.00	

SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER

1 (a) NAME OF ISSUER *(Please type or print)* The Aristotle Corporation	(b) IRS IDENT. NO. 06-1165854	(c) S.E.C. FILE NO. 0-14669	WORK LOCATION

1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE
	96 Cummings Point Road	Stamford	CT	06902	AREA CODE 203 / NUMBER 358-8000

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD William Phillip Niemeyer	(b) IRS IDENT. NO. N/A	(c) RELATIONSHIP TO ISSUER Vice President-Production Control and President-Nasco International	(d) ADDRESS STREET N2738 Banker Road / CITY Fort Atkinson / STATE WI / ZIP CODE 53538

INSTRUCTION: *The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number*

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities Are To Be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold *(See Instr. 3 (c))*	(d) Aggregate Market Value *(See Instr. 3(d))*	(e) Number of Shares or Other Units Outstanding *(See Instr. 3(e))*	(f) Approximate Date of Sale *(See Instr. 3(f)) (MO. DAY YR.)*	(g) Name of Each Securities Exchange *(See instr. 3 g))*
Common	Scottrade 4100 University Avenue Suite 110 Madison, WI 53705-2145		5,000	$58,550 (Based on FMV on 05/30/2007 of $11.71)	17,362,484 as of 05/24/07	May 31, 2007 - June 15, 2007	NASDAQ

INSTRUCTIONS:
1. (a) Name of Issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code

3. (a) Title of the class of securities to be sold
   (b) Name and Address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's I.R.S. identification number, if such person is an entity
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (01-07)

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor.

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of the Person from Whom Acquired *(if gift, also give date donor acquired)*	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	5/29/07	Stock Option Exercises	Issuer	35,000	5/29/07	Cash

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS (1)
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
William Phillip Niemeyer N2738 Banker Road Fort Atkinson, WI 53538	Common	05/16/07	1,000	$11,140
		05/16/07	1,000	$11,110
		05/16/07	3,000	$33,270
		05/16/07	2,000	$22,380
		05/16/07	500	$5,590
		05/17/07	1,000	$11,260
		05/17/07	2,500	$28,075
		05/17/07	2,000	$22,420
		05/17/07	2,000	$22,920
		05/17/07	2,000	$22,680
		05/21/07	1,000	$11,450
		05/21/07	100	$1,142
		05/21/07	2,500	$28,675
		05/21/07	100	$1,142
		05/21/07	1,200	$13,692
		05/21/07	1,300	$14,885
		05/21/07	1,500	$17,100
		05/21/07	1,000	$11,390
		05/21/07	300	$3,426
		05/21/07	100	$1,155
		05/21/07	300	$3,426
		05/21/07	500	$5,775
		05/21/07	100	$1,155
		05/21/07	100	$1,156
		05/21/07	100	$1,141
		05/21/07	88	$1,018
		05/21/07	100	$1,142
		05/21/07	500	$5,710
		05/22/07	2,000	$22,880
		05/22/07	500	$5,720
		05/22/07	575	$6,607
		05/22/07	112	$1,281
		05/23/07	1,289	$14,785
		05/23/07	12	$138
		05/23/07	425	$4,824
		05/23/07	99	$1,136
		05/23/07	100	$1,147
		05/29/07	5	$57
		05/30/07	1,000	$11,450
		05/30/07	895	$10,248
		05/30/07	100	$11,470

REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) 9 of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

May 31, 2007
_____
DATE OF NOTICE

/s/William Phillip Niemeyer
_____
(William Phillip Niemeyer - SIGNATURE)

This notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (01/04)